February 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, NE

Washington, DC 20549

Attention: Cara Wirth and Dietrich King

Re:	DraftKings Inc.
Form 10-K for Fiscal Year Ended December 31, 2022 Response dated January 8, 2024
File No. 001-41379

Dear Ms. Wirth and Mr. King:

DraftKings Inc. (the “Company” or “we”) is pleased to address the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 29, 2024 (the “Second Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Annual Report”) and the Company’s letter to the Staff dated January 8, 2024 (the “First Response Letter”) in response to the Staff’s letter dated December 7, 2023 (the “First Comment Letter”).

For ease of reference, set forth below is the Company’s response to the Second Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the Second Comment Letter, which we have incorporated into this response for your convenience. All capitalized terms not otherwise defined herein have the meaning assigned to them in the 2022 Annual Report or the First Response Letter.

General

1.

We note your response to prior comment 1, particularly your view that information about the Marketplace would, at this point and for the foreseeable future, not be material to investors in your securities. You supported this view with quantitative information, but did not address materiality in qualitative terms. Please tell us why you believe the information about the Marketplace is not qualitatively material.

In addition, for Collectible NFTs, please tell us the breakdown of the percentage of Collectible NFTs created by you and separately by the third parties. Additionally, please tell us the names of the third parties that are linked to the Third-Party Collectible NFTs, and tell us which services, minting and/or custody services, you provide to each such third-party and the estimated value of payments that you receive in connection with providing such services.

With respect to the Reignmakers NFTs, which we note make up approximately 99% of your Marketplace NFTs for the year ended December 31, 2023, please state whether such NFTs were minted by you, while you were a validator for Polygon. If you did not mint such NFTs, please identify the party that minted them. In that light, we note your statements that “[m]inting an NFT on the Polygon blockchain serves as a certificate of authenticity” and that Polygon is an “unaffiliated commercial counter-party of the Company.” To the extent there are or were conflicts of interest between you and Polygon, please state as much, including any previous relationship you had as a validator for Polygon and any payment, fees, or incentives that you received from Polygon.

Finally, with respect to Primary Sales by the Company, please explain in further detail how you price Collectible NFTs and Reignmakers NFTs, both individually and in digital pack of multiple NFTs. For secondary sales, please explain how you set the de minimis price floor. Explain in further detail the revenue you earn on Secondary Sales and Third-Party Collectible NFT Primary Sales.

Response:

The Company respectfully advises the Staff that it believes additional disclosure regarding Marketplace would not be material—on a quantitative or qualitative basis—to investors in the Company’s securities. The Company created Marketplace in connection with its mission to invest in and launch new product innovations to responsibly create the best real-money games and betting experiences. In this context, the 2022 Annual Report provided appropriate disclosure regarding Marketplace’s operations and stage of development as an example of the Company’s continuous product innovation. Another example cited in the 2022 Annual Report is the expansion of our iGaming product offering which is a more significant source of revenue than Marketplace, which as noted in the Company’s First Response Letter, represented one-half of one percent (0.50%), or less, of the Company’s net revenues for both the year ended December 31, 2022 and the nine months ended September 30, 2023. Simply put, the Company believes its investors are focused on the growth and performance of its core online gaming product offerings (online Sportsbook, iGaming, and DFS), together with its ability to innovate and launch new product offerings over time, some but not all of which are likely to become significant to the Company or its investors in the future.

To the extent that the Company’s determination that Marketplace NFTs are not securities involves risk and uncertainty that could become qualitatively material, the Company intends to include the additional risk factor disclosure noted in Annex A to the First Response Letter in its annual report on Form 10-K for the year ended December 31, 2023 (the “2023 Annual Report”). Nevertheless, the Company believes the disclosure in the 2022 Annual Report presents the information that a reasonable investor would have considered important when making an investment decision or voting decision with respect to the Company’s securities. See TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). The Company believes that that disclosure, when supplemented with the additional risk factor disclosure requested by the Staff and set out in Annex A to the First Response Letter, for the 2023 Annual Report will continue to satisfy that standard.

In addition, responses to the Staff’s other questions in Comment 1 of the Second Comment Letter are set forth below:

A.	Additional Information on Collectible NFTs

As noted in the First Response Letter, Collectible NFTs comprise a small portion of Marketplace NFT transactions, with Reignmakers NFTs comprising 93% and 99% of Marketplace NFTs transacted since inception and for the year ended December 31, 2023, respectively. Focusing on Collectible NFTs, since inception through December 31, 2023, 83% of Collectible NFTs were linked to intellectual property created by third parties, which we refer to as Third-Party Collectible NFTs. The Company created the remaining 17% of Collectible NFTs, which we refer to as DraftKings Collectible NFTs. The creators of Third-Party Collectible NFTs are LFG NFTS, Corp. (d/b/a Autograph), I Got It Holdings Corp. (d/b/a Metabilia), The Aoki Milkshake Company, LLC, and MegaVolt Corp. (d/b/a SupDucks) (collectively, “Third-Party Collectible NFT Creators”).

The Company minted all of the Collectible NFTs and, as noted in the Company’s First Response Letter, provides custody and other services to Third-Party Collectible NFT Creators. These services include maintenance and provision of accounts to hold Third-Party Collectible NFTs, primary and secondary sales on Marketplace, services relating to tracking primary and secondary sales on Marketplace, and, in some but not all cases, account linking services, API access, marketing and, where allowed by the agreement with the Third-Party Collectible NFT Creator and the Company, withdrawal of the Third-Party Collectible NFT to a wallet outside of Marketplace. The Company does not receive separate compensation from Third-Party Collectible NFT Creators for these services. The Company retains a service fee equal to an agreed-upon percentage of the gross revenues from each Primary Sale of Third-Party Collectible NFTs, and the Company receives a processing fee equal to 5% of all Secondary Sale of Third-Party Collectible NFTs, which is described under the first bullet of Item D below.

In connection with Primary Sales and Secondary Sales of Third-Party Collectible NFTs, the Company recognized revenue from customers of approximately $1.1 million for the year ended December 31, 2022 and $20 thousand for the nine months ended September 30, 2023, in each case net of royalty and other payments to Third-Party Collectible NFT Creators. The Company remitted to Third-Party Collectible NFT Creators royalties and other payments in respect of Primary Sales and Secondary Sales of approximately $6.4 million for the year ended December 31, 2022 and $38 thousand for the nine months ended September 30, 2023. As noted in the First Response Letter, the Company has discontinued Primary Sales of Collectible NFTs.

B.	Additional Information on Reignmakers NFTs and the Company’s Relationship with Polygon

The Company does not believe any conflicts of interest exist between the Company and Polygon Labs or its affiliates. As discussed in the First Response Letter, Polygon Labs is the developer of the Polygon blockchain and is not an affiliate of the Company. As discussed below, the Company minted Marketplace NFTs before it began operating a validator node on the Polygon blockchain and has continued to mint Marketplace NFTs after it ceased operating a validator node on the Polygon blockchain. The MATIC tokens (the native token of the Polygon blockchain) that the Company owns do not benefit from purchases or sales of Reignmakers NFTs on Marketplace.

The Company began minting Marketplace NFTs on the Polygon blockchain in August 2021. Also, in August 2021, the Company signed an agreement (“Agreement”) with Matic Network BVI LTD (“Matic Network”), which the Company understands is an affiliate of Polygon Labs. Under the Agreement, the Company purchased 2.5 million MATIC. In addition, under the Agreement, Matic Network committed to delegate 50 million MATIC for two years to a validator node operated by the Company, if the Company commenced operating a validator node on the Polygon blockchain. Under the Agreement, Matic Network agreed that the Company could retain all validator rewards that would accrue for operating the validator node.

On February 3, 2022, the Company, using a third-party service provider, commenced operating a validator node on the Polygon blockchain and subsequently received the delegation of 50 million MATIC from Matic Network. In September 2022, the Company was delegated an additional 10 million MATIC by Matic Network in connection with an amendment to the Agreement. All delegations of MATIC were set to expire on the earlier of (x) February 29, 2024 or (y) when the Company ceased operating a validator node. On October 19, 2023, the Company ceased operating a validator node on the Polygon blockchain and accordingly all delegations of MATIC to the Company’s validator node expired on that date. After the Company ceased operating a validator node, it continued to mint Reignmakers NFTs on the Polygon blockchain.

During the period that the Company operated a validator node for the Polygon blockchain, the Company could cast one vote in Polygon blockchain governance matters, like any other operator of a validator node (regardless of the amount of its delegated MATIC). Based on publicly available information, there are approximately 100 validators on the Polygon network. As one vote among approximately 100 validators with equal voting rights, the Company neither exercised nor possessed any meaningful governance rights in respect of Polygon or MATIC in its capacity as a validator for the Polygon network.

As of September 30, 2023, the Company owned approximately 7.7 million MATIC and had been delegated approximately 60 million MATIC, which is less than 2% of the aggregate MATIC staked to all validators (3,602,360,611) as of January 31, 2024. The Company’s MATIC holdings of 7.7 million as of September 30, 2023 represent less than 0.1% of the approximately 9.6 billion MATIC in circulation (including delegated MATIC) as of January 31, 2024. Since it began operating a validator node for the Polygon blockchain, the Company has earned approximately 6.2 million MATIC in the aggregate, as of September 30, 2023. The Company expects to begin operating a validator node for Polygon blockchain through a third party again in the future.

C.	Additional Information on Pricing – Primary Sales

Additional information with respect to the pricing of each of the categories of Primary Sales is set forth below:

•	Primary Sales of Reignmakers NFTs – The vast majority of Reignmakers NFT Primary Sales are sold in multi-card packs. Primary Sale prices for Reignmakers NFT packs are set based on the Company’s internal models for the expected value of Reignmakers contests, which implies a fair market value of each tier of Reignmakers NFT based on its expected utility in such contest. Since each Reignmakers NFT represents a real-world athlete who accrues fantasy points in Reignmakers contests based on that athlete’s actual statistical performance in a given real-world event or game, players and positions will have different statistical utility. For example, an NFL quarterback is more likely to earn fantasy points than a back-up kicker or defensive end in Reignmakers contests. For Reignmakers NFTs sold in packs, the Company aggregates the fair market value of cards at each utility tier and distributes these cards into packs, which are then sold at a fixed price per pack based on the expected value of all packs sold for a particular Reignmakers contest. This pricing is adjusted for the number of cards in the pack, whether the pack is guaranteed to include particular utility tiers, the overall expected prizes (or prizes remaining) and promotional incentives. Over the course of a season as contest prizes have already occurred, the value of Reignmakers NFTs on Marketplace declines and as a result, the Company adjusts pack pricing commensurate with the market activity. Reignmakers NFTs are also distributed in a variety of other ways, including at auction in a Primary Sale or given away as prizes or promotions.

•	Primary Sales of Third-Party Collectible NFTs – Prices for Primary Sales of Third-Party Collectible NFTs are set by the Third-Party Collectible NFT Creator in consultation with the Company or as mutually agreed upon by the Third-Party Collectible NFT Creator and the Company.

•	Primary Sales of DraftKings Collectible NFTs – Prices for Primary Sales of DraftKings Collectible NFTs are set by the Company based on expected demand and the value of any other benefits provided to customers holding the DraftKings Collectible NFT (e.g., DK Dollars, loyalty bonuses, etc.).

D.	Additional Information on Revenue and Secondary Sales Price Floor.

Additional information with respect to the Company’s transaction-based revenues and the price floor for Secondary Sales is set forth below:

•	Revenue from Collectible NFT Primary Sales and Secondary Sales – In general, the Company retains a service fee equal to a specified agreed-upon percentage of the gross selling price of a Third-Party Collectible NFT in a Primary Sale, and remits the remainder to the Third-Party Collectible NFT Creator. The Company retains all proceeds from a Primary Sale of DraftKings Collectible NFTs. In a Collectible NFT Secondary Sale, the Company earns a processing fee equal to a specified percentage of the gross selling price. For a Third-Party Collectible NFT Secondary Sale, the Company also collects and pays to the Third-Party Collectible NFT Creator a royalty fee for each such Secondary Sale that is specified by the Third-Party Collectible NFT Creator.

•	Revenue from Reignmakers NFT Primary Sales and Secondary Sales – The Company receives the proceeds from Primary Sales and earns a processing fee equal to a fixed percentage of the gross selling price in Secondary Sales of Reignmakers NFTs. In each case, the licensor of the Reignmakers NFT content receives royalties on the Primary Sales and Secondary Sales equal to a percentage of the revenues, subject to certain minimum guaranteed royalties.

•	Secondary Sale Price Floor – Secondary Sales on Marketplace are subject to a price floor of $0.20 per transaction (before August 2022, it was $1), which is intended to defray the costs incurred by the Company in operating and maintaining Marketplace for Secondary Sales. The Company does not participate in Secondary Sales.

2.	We note your response to prior comment 2. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

Response:

The Company understands that your decision not to issue additional comments in response to prior Comment 2 should not be interpreted to mean that the Staff either agree or disagree with our response to Comment 2 in the First Response Letter.

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Should you have any further comments or questions with regard to the foregoing, please contact Scott D. Miller of Sullivan & Cromwell LLP via telephone at (212) 558-3109 or via e-mail (millersc@sullcrom.com).

Very truly yours,

/s/ Faisal Hasan
Name:	Faisal Hasan
Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

CC:	Jason K. Park, Chief Financial Officer, DraftKings Inc. Scott D. Miller, Partner, Sullivan & Cromwell LLP